11015048

Securities and Exchange Commission
RECEIVED
FEB 03 2011
Branch of Registrations and Examinations

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AG, BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue - 26th Floor
(No. and Street)

New York (City) NY (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. Wekselblatt (212) 692-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AG BD LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

GEORGE FINK
Notary Public, State of New York
No. 01F4987887
Qualified in Kings County
Commission Expires Oct. 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AG BD LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Managing Member of
AG BD LLC

In our opinion, the accompanying statement of financial condition, and the related statements of operations, of changes in member's capital and of cash flows present fairly, in all material respects, the financial position of AG BD LLC (the "Company") at December 31, 2010, and the results of its operations, changes in its member's capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2011

AG BD LLC
Statement of Financial Condition
December 31, 2010

Assets		
Receivable from broker	$	2,206,200
Commissions receivable		1,150
Prepaid expenses		12,510
Total assets	$	2,219,860
Liabilities and Managing Member's Capital		
Payable to Managing Member	$	504
Accrued expenses and other liabilities		53,000
Total liabilities		53,504
Managing Member's capital		2,166,356
Total liabilities and managing member's capital	$	2,219,860

The accompanying notes are an integral part of these financial statements.

AG BD LLC
Statement of Operations
Year Ended December 31, 2010

Revenue		
Commissions	$	276,190
Net loss on trading activity		(271)
		275,919
Expenses		
Floor brokerage, clearance and commission charges		204,286
Professional fees		53,400
Other		23,132
		280,818
Net loss	$	(4,899)

The accompanying notes are an integral part of these financial statements.

AG BD LLC
Statement of Changes in Member's Capital
Year Ended December 31, 2010

Managing Member's capital at December 31, 2009	$	2,171,255
Net loss		(4,899)
Managing Member's capital at December 31, 2010	$	2,166,356

The accompanying notes are an integral part of these financial statements.

AG BD LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities		
Net loss		$ (4,899)
Adjustments to reconcile net loss to net change in cash resulting from operating activities		
Increase/decrease in operating assets and liabilities		
Decrease in receivable from broker	$ 12,226	
Increase in prepaid expenses	(12,010)	
Decrease in commissions receivable	687	
Decrease in payable to Managing Member	(69)	
Increase in accrued expenses and other liabilities	4,065	
Total adjustments		4,899
Net change in cash resulting from operating activities		-
Change in cash and cash equivalents		-
Cash and cash equivalents		
Beginning of year		-
End of year		$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

AG BD LLC (the "Company"), a Delaware limited liability company, commenced operations on January 1, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes transactions for customers on a fully disclosed basis through a clearing broker and is responsible for customer non-performance with regard thereto. The Company is a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. ("Managing Member"). The Managing Member is a Delaware limited partnership and is registered with the SEC as an investment advisor.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

At December 31, 2010, the Company's cash was held in the custody of J.P. Morgan Clearing Corp., (the "Broker"), and is included in receivable from broker on the statement of financial condition.

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Realized gains and losses on securities transactions are determined on a first-in, first-out basis.

Commissions earned and the related expenses incurred on securities transactions are recorded on a trade-date basis.

The Company is wholly owned by its Managing Member and is considered a disregarded entity for tax purposes. The Company is not subject to tax at the entity-level. Since the Managing Member is treated as a partnership for tax purposes, no provision for income taxes has been made by the Company.

3. Receivable from Broker

Receivable from broker represents monies on deposit with the Broker. The Company is subject to credit risk should the Broker be unable to pay the balances.

4. Net Capital Requirement

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the SEC. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2010, the Company had net capital of $2,153,846 which exceeded the minimum requirement of $250,000 by $1,903,846.

5. Related Party Transactions

In accordance with an Expense Agreement (the "Agreement"), dated January 1, 2004 between the Company and the Managing Member, the Managing Member does not fully allocate certain overhead expenses paid on behalf of the Company. For the year ended December 31, 2010, such expenses were approximately $455,000.

In accordance with the Expense Agreement, the Company pays for floor brokerage fees, audit, legal fees, and other expenses directly related to its securities transactions, which may be advanced by and reimbursed to the Managing Member. As of December 31, 2010, the payable to the Managing Member of $504 consists primarily of registration fees paid on behalf of the Company by the Managing Member.

6. Commitments and Contingencies

The Company clears all of its securities transactions through the Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Broker, the Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010 and during the year then ended, the Company had no liability and made no payments to the Broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Broker and all counterparties with which it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Subsequent Events

All significant events or transactions occurring after December 31, 2010 through January 31, 2011, the date the financial statements were issued, have been evaluated in the preparation of the financial statements.

AG BD LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

Total Member's Capital	$ 2,166,356
Deduct	
Investments owned not readily marketable	-
Other nonallowable assets	12,510
Net capital before haircuts on securities positions	2,153,846
Haircuts on securities positions	-
Net capital	2,153,846
Less	
Minimum Net Capital Requirement	250,000
Excess Net Capital	$ 1,903,846

Statement Pursuant to Paragraph (d)(1) of SEC Rule 17a-5

There are no significant differences between this computation of net capital and the corresponding computation prepared by AG BD LLC for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2010, filed on January 25, 2011.

AG BD LLC

Computation for the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 **Schedule II**

The Company carries no customer accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements and the information related to the possession or control requirements under SEC Rule 15c3-3 is not applicable.

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